EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name and Jurisdiction of Incorporation

Epicor Software Argentina S.A.	Argentina
Epicor Software (Asia) PTE Ltd.	Singapore
Epicor Software (Aust) Pty. Ltd.	Australia
Epicor Software Canada, Ltd.	Canada
Epicor Software Mexico, S.A. de C.V.	Mexico
Epicor Software (North Asia) Ltd.	Hong Kong
Epicor Software Nordic AB	Sweden
Epicor Software (Taiwan) Limited	Republic of China
Epicor Software (UK) Limited	UK
Epicor Limited	UK
Scala Business Solutions N.V.	The Netherlands